NEWS RELEASE

June 24, 2008	Release 04-2008

WESTERN COPPER ANNOUNCES POSITIVE RESULTS OF PRE-FEASIBILITY STUDY ON CASINO COPPER-GOLD-MOLYBDENUM PROJECT

Pre-feasibility study projects 30 year mine life with 20.4% pre-tax IRR, $7.5 billion undiscounted NPV and 3.8 year payback period.

Western Copper will hold a conference call on Wednesday, June 25 at 10 am Pacific Time.

SUMMARY

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) announces that its wholly-owned Casino copper-gold-molybdenum deposit in central Yukon Territory can be developed economically as an open pit mine. The independent pre-feasibility study, prepared by M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”), estimates an initial capital cost of $2.1 billion. The project will produce 3.6 billion pounds of copper, 320 million pounds of molybdenum and 5.1 million ounces of gold over a 30 year mine life.

The financial highlights are shown in Table 1 and are based on London Metal Exchange (“LME”) three-year historical rolling average metal prices. (All amounts are in Canadian dollars unless otherwise stated).

Table 1 – FINANCIAL HIGHLIGHTS
Payback period	3.8 years
Initial Capital Investment	$2.1 billion

IRR pre-tax (100% equity)	20.4%
NPV pre-tax (0% discount)	$7.5 billion
NPV pre-tax (8% discount)	$1.8 billion

Mine life	30 years
Total ore processed	991 million tonnes
Mill throughput (sulphide ore)	90,000 tonnes per day

Copper Price	US$2.95 / pound
Molybdenum Price	US$30.97 / pound
Gold Price	US$647.40 / ounce

Foreign Exchange	US$1 = CAN$1

“We are extremely pleased and satisfied with the results of M3’s pre-feasibility study on the Casino deposit and we believe this will be a great project for the Yukon”, says Western Copper’s chairman and CEO, Dale Corman.

“We have engaged Gartner Lee, who is a well regarded international environmental consulting firm, to assist us

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

in the permitting of Casino. Over the last two years Western Copper has worked closely with the Yukon Environmental and Socio-economic Assessment Board and Yukon Energy, Mines and Resources in permitting our Carmacks project and have found them to be fair and professional. We look forward to working with them again on the Casino Project.”

FINANCIAL EVALUATION

The independent pre-feasibility study reports that development of the Casino deposit will produce a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity. After-tax figures indicate an IRR of 14.9% and an undiscounted NPV of $4.5 billion.

This base case financial evaluation uses LME three-year historical rolling average prices as of the end of May 2008. This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission.

The payback of initial capital investment is achieved in 3.8 years due to the significant cash flow generated by higher ore grades and plant throughput during the early years of production.

Table 2 – KEY FINANCIAL DATA
	BASE CASE	SPOT PRICE
	PRICES	May 31, 08
Copper (US$/lb)	2.95	3.67
Molybdenum (US$/lb)	30.97	33.70
Gold (US$/oz)	647.40	885.75

IRR pre-tax (100% equity)	20.4%	28.7%
NPV pre-tax (0% discount)	$7.5 B	$11.7 B
NPV pre-tax (8% discount)	$1.8 B	$3.3 B

IRR after-tax (100% equity)	14.9%	21.4%
NPV after-tax (0% discount)	$4.5 B	$7.1 B
NPV after-tax (8% discount)	$0.9 B	$1.8 B

Payback period (years)	3.8	2.8

Further sensitivity analyses may be found in the pre-feasibility study executive summary.

CAPITAL and OPERATING COSTS

Total initial capital investment in the project is estimated to be $2.1 billion, which represents the total direct and indirect cost for the complete development of the project. Of this figure $1.56 billion represents mine direct and indirect costs and costs for the full development of transportation and port infrastructure. The remaining $550 million represents the cost of a complete mine site power plant as estimated by Kerr Wood Leidal Associates Ltd.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The life-of-mine sustaining capital for the processing plant is estimated at $420 million and for the mine is estimated at $440 million.

Operating costs are estimated to be $9.72 per tonne of sulphide ore over the life of mine.

These operating costs are based on an estimated power rate of $ 0.095 per kWh as concluded in the power plant study.

Table 3 – SULPHIDE OPERATING COSTS
Mining	$3.24 / tonne
Milling	$6.01 / tonne
General & Administration	$0.47 / tonne
Total Operating costs	$9.72/ tonne

DEVELOPMENT PLAN

The pre-feasibility study recommends development of the Casino deposit as a conventional, electrified truck-shovel open pit mine. The initial development will focus on the deposit’s oxide cap as a heap leach operation to recover gold in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold and molybdenum concentrates.

The mill will have a nominal production rate of 90,000 tonnes of sulphide ore per day (averaged over the life of mine). The heap leach will nominally process up to 30,000 tonnes per day for 7 years.

Including low grade and stockpile ore, the average annual stripping ratio is estimated at 1:1 over the life of mine and 0.7:1 for years 1 - 6.

Over a projected mine life of 30 years, the mill will produce 3.6 billion pounds of copper, 320 million pounds of molybdenum and 4.59 million ounces of gold contained in concentrates. The heap leach will add a further 540 thousand ounces of gold produced as doré.

Initial permits to support commencement of construction are assumed to be obtained in 2012. Based on this assumption, production of gold doré from the heap leach is anticipated in mid 2013 and production of concentrate from the sulphide mill is estimated in late 2015.

RESOURCE & RESERVE ESTIMATE

The February 2004 resource estimate was re-classified for the purpose of the pre-feasibility study. A small portion of the measured resources were re-classified into indicated resources. The combined measured and indicated resource remains unchanged.

The pre-feasibility study estimates an NI 43-101 compliant proven and probable mill ore reserve of 914 million tonnes grading 0.21% copper, 0.024% molybdenum and 0.24 g/t gold. The compliant proven and probable heap leach ore reserve is estimated at 78 million tonnes grading 0.43 g/t gold.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Table 4 details the mineral reserve estimate for the project.

OPPORTUNITIES

M3 notes that the economics in the pre-feasibility study do not take into account opportunities for improvement based on:

  Inclusion of revenue from the recovery of silver
  Conversion of inferred resource into measured and indicated
  Increasing the overall resource
  Sharing of infrastructure development costs with other parties
  Refined engineering during feasibility study
  Investigation of local sources of lime

NEXT STEPS

Gartner Lee Limited has been retained to prepare the permitting documentation and has commenced collection of baseline monitoring data. As part of this process Western Copper and Gartner Lee intend to commence a program of community consultation in support of the development and permitting of the project.

Western Copper is preparing an exploration drilling plan to increase the measured and indicated resource and anticipates commencing drilling this year.

Refinement of pre-feasibility level engineering will continue in support of permitting and the development of a full feasibility study.

CONFERENCE CALL

Western Copper Corporation will hold a conference call on Wednesday, June 25, 2008 at 10 am Pacific Time (1 pm Eastern Time) to discuss the Casino Pre-Feasibility Study Report. To access the conference call, please dial:

Canada & USA Toll Free: 1-800-319-4610
Outside of Canada & USA: +1-604-638-5340

An archived recording of the conference call will be available on the Company’s website at www.westerncoppercorp.com

QUALIFIED PERSONS

M3, a full service Engineering, Procurement, Construction & Management (EPCM) firm, is recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants. The executive summary of the M3 pre-feasibility study will be posted on the Company's website (www.westerncoppercorp.com) as well as Sedar and Edgar in the near future.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Timothy S. Oliver, P. Eng. of M3 is the qualified person responsible for the scientific and technical information in this news release in accordance with NI 43-101. Michael G. Hester, FAusIMM of IMC is the qualified person responsible for the preparation of the reserve estimate in this news release in accordance with NI 43-101.

The following companies also contributed to the pre-feasibility study:

  Knight Piésold and Co.: water supply, geotechnical, tailings management facility and heap leach
  Associated Engineering Group Ltd.: offsite roads, transportation and ports
  Kerr Wood Leidal Associates Ltd: power generation
  Gartner Lee Limited: environmental and permitting
  Independent Mining Consultants Inc.: mining and reserves
  G&T Metallurgical Services Ltd., SGS Minerals Services, Metcon Research: metallurgical test work
  Rebagliati and Giroux: geology and resources

ABOUT WESTERN COPPER
Western Copper Corporation is a publicly-traded mineral exploration company focused on exploration and development of copper properties in the Americas. The Company has 100% ownership of one of the world's largest open-pittable copper deposits at Casino, central Yukon, an area with an established mining culture and low political risk. Western Copper also owns the Carmacks Copper Project in the Yukon and has an interest in the Hushamu deposit on Vancouver Island, the Redstone property in the Northwest Territories, and the Sierra Almoloya project in Mexico.

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information, please contact:

Dale Corman - President & CEO
Chiara Orrigoni - Investor Relations

T 604.684.9497
info@westerncoppercorp.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Table 4 - MINERAL RESERVE ESTIMATE
MILL ORE	ORE	COPPER	GOLD	MOLY
	k tonnes	%	g/t	%
PROVEN
Direct Mill Feed	143,804	0.284	0.354	0.0311
TOTAL PROVEN	143,804	0.284	0.354	0.0311

PROBABLE
Direct Mill Feed	613,571	0.208	0.225	0.0255
Low Grade Stockpile	156,171	0.163	0.177	0.0095
TOTAL PROBABLE	769,742	0.199	0.215	0.0223

PROVEN + PROBABLE
Direct Mill Feed	757,375	0.222	0.249	0.0266
Low Grade Stockpile	56,171	0.163	0.177	0.0095

TOTAL PROVEN + PROBABLE	913,546	0.212	0.237	0.0236

HEAP LEACH ORE	ORE	COPPER	GOLD	MOLY
	k tonnes	%	g/t	%
PROVEN	34,498	0.074	0.545	n.a.

PROBABLE	43,419	0.053	0.333	n.a.

TOTAL PROVEN + PROBABLE	77,917	0.062	0.427	n.a.

TABLE 5 – KEY PARAMETERS (Base Case Prices)
Mine life	30 years
Total ore processed	991 million tonnes
Mine throughput (sulphide ore)	90,000 tonnes per day

Average stripping ratio	1:1
Power consumption	100 MW
Power rate	$0.0945 per KWh

Initial capital cost	$2.1 billion
Sustaining capital	$862 million
Mill Operating Costs	$9.72 per tonne
Heap Operating Costs	$3.19 per tonne
Taxes (including Yukon Royalty)	$2.9 billion
Life of mine revenue from metal sales	$21.9 billion
Life of mine total operating cost	$11.0 billion

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

TABLE 6 – INITIAL PRODUCTION HIGHLIGHTS (Base Case Prices)
	YEARS 1-6	LIFE of MINE
Average Annual Pre-tax Cashflow	$571 million	$219 million
Cumulative Pre-tax Cashflow	$1,465 million	$7,462 million
Average Annual After-tax Cashflow	$448 million	$132 million
Cumulative After-tax Cashflow	$707 million	$4,481 million
Average NSR (sulphide ore)	$29.66 / tonne	$21.54 / tonne

Average Annual Metal Production
Copper (M lb)	193	124
Gold (k oz)	263	158
Molybdenum (k lb)	13,415	10,899

Average Annual Mill Feed Grade
Copper (%)	0.325%	0.212%
Gold (g/t)	0.380	0.237
Molybdenum (%)	0.028%	0.024%

Recovery
Copper (%)	83%	84%
Gold (%)	66%	66%
Molydbenum (%)	68%	66%

Annual Concentrate Production
Copper (dry k tonnes)	313	201
Molybdenum (dry k tonnes)	11	9

Average Concentrate Grade
Copper (%)	28%	28%
Gold (g/t)	26	25
Molybdenum (%)	56%	56%

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com